

August 23, 2012

Via E-mail
Aaron M. Gomolak
Chief Financial Officer and Treasurer
Satcon Technology Corporation
25 Drydock Avenue
Boston, Massachusetts 02210-2377

      Re: **Satcon Technology Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed March 15, 2012
                Form 10-Q for the Quarterly Period Ended June 30, 2012
                Filed August 9, 2012
                File No. 001-11512

Dear Mr. Gomolak:

We have reviewed your response dated August 10, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Liquidity and Capital Resources, page 46

1.   We note your disclosure that you believe that "[y]our business will generate sufficient cash to enable [you] to fund operations through at least June 30, 2013." We note, however, that as of June 30, 2012 you had a working capital deficit of approximately $7.0 million and that you may be in default under your line of credit on September 15, 2012 unless you have "minimum liquidity" on and after that date of $15.0 million. Given that "minimum liquidity" under your line of credit is defined as cash on deposit with the bank plus availability under the loan agreement, it appears that your liquidity as of June 30, 2012 for purposes of the line of credit was approximately $12.6 million ($25.0 million available under the line of credit minus $15.4 million outstanding under the line of credit, plus approximately $3.0 million in cash, assuming all of your cash is on

deposit with the bank) indicating that you need to generate and hold at least an additional $2.4 million in cash by September 15, 2012 to remain in compliance with your amended line of credit.

We also note from your contractual obligations table on page 47 that you are required to make total payments of $19,962,016 by the end of the year. Given your history of net losses, current working capital deficit and need to generate and hold additional cash in order to maintain your credit facility, please provide us with an analysis as to why you believe your business will generate sufficient cash to fund operations through at least June 30, 2013. In this regard, we note your statement in your August 8, 2012 earnings call that you will be "focusing on selling through inventory" and generating $15 to $20 million out of the balance sheet.

You may contact Louis Rambo at (202) 551-3289 or Tim Buchmiller, the legal reviewer, at (202) 551-3635 if you have questions regarding this comment. In this regard, do not hesitate to reach Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 on any other matters.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant